August 12, 2015

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, NE
Washington, D.C.  20549
Attention:                                        Johnny Gharib

James Peklenk

Sharon Blume

Jeffrey P. Riedler

Re:                                        Conifer Holdings, Inc.

Registration Statement on Form S-1

File No. 333-205448

Acceleration Request

Requested Date:     August 12, 2015

Requested Time:    5:00 P.M. Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Conifer Holdings, Inc. (the “Company”) hereby requests that the above-referenced Registration Statement on Form S-l (File No. 333-205448) (the “Registration Statement”) be declared effective at the “Requested Date” and “Requested Time” set forth above or at such later time as the Company or its counsel may orally request via telephone call to the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”).

The Company hereby acknowledges that:

•                  should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please confirm the effectiveness of the Registration Statement with Donald J. Kunz of Honigman Miller Schwartz and Cohn LLP by telephone at (313) 465-7454.

[Signature page follows]

* * * *

Sincerely,

CONIFER HOLDINGS, INC.

/s/ BRIAN J. RONEY

Brian J. Roney
President

cc:   Donald J. Kunz, Honigman Miller Schwartz and Cohn LLP

Jessica M. Herron, Honigman Miller Schwartz and Cohn LLP

Michael Groll, Willkie Farr & Gallagher LLP